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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAINIER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10500 NE 8TH ST, STE 1130

BELLEVUE	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF GOLDSTEIN (425) 732-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainier Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL MILLER NOTARY PUBLIC STATE OF WASHINGTON COMM. EXP. JANUARY 29, 2011

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Rainier Securities, LLC
Bellevue, Washington

We have audited the accompanying statement of financial condition of Rainier Securities, LLC as of December 31, 2009, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainier Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP
February 12, 2010

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	35,738
Accrued interest		98,379
Deposits with clearing organization		100,000
Securities owned, at market value		8,811,442
Prepaid expenses		35,767
Deposits		102,034
Furniture and equipment, net of accumulated deprecation of $101,355		9,308
	$	9,192,668

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Loan payable to clearing organization	$	3,323,037
Other amounts payable to clearing organization		29,168
Guaranteed payments and bonuses payable		516,331
Securities sold, not yet purchased, at market value		307,356
401(k) contribution payable		142,200
Accrued expenses and other liabilities		274,518
Total liabilities		4,592,610
Members' Equity		4,600,058
	$	9,192,668

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenue	
Net gains on sale of securities	$ 19,036,458
Interest and other income	464,313
	19,500,771
Expenses	
Guaranteed payments	9,200,422
Transaction settlement costs	1,459,106
Licenses, registrations, and taxes	392,077
Employee wages and payroll taxes	174,852
Professional fees	151,468
401(k) employer contributions	123,125
Data subscription	119,059
Rent	70,421
Interest	50,345
Office	36,425
Travel and entertainment	13,952
Communications	13,193
Depreciation	10,208
	11,814,653
Net income	**$ 7,686,118**

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2009

Balance, December 31, 2008	$ 4,892,699
Net income	7,686,118
Distributions	(7,978,759)
Balance, December 31, 2009	$ 4,600,058

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$ 7,686,118
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	10,208
Change in operating assets and liabilities	
Receivable from clearing organization	3,322,566
Accrued interest	(74,592)
Securities owned	(4,943,183)
Prepaid expenses	(375)
Deposits	480
Loan payable to clearing organization	3,323,037
Other amounts payable to clearing organization	29,168
Guaranteed payments and bonuses payable	(425,413)
Securities sold, not yet purchased	(927,795)
401(k) contribution payable	(8,633)
Accrued expense and other liabilities	(9,974)
Net cash flows from operating activities	7,981,612
Cash Flows from Financing Activity	
Distributions to members	(7,978,759)
Change in cash and cash equivalents	2,853
Cash and Cash Equivalents, beginning of year	32,885
Cash and Cash Equivalents, end of year	$ 35,738
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 50,345

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account.

As a limited liability company (or, "LLC"), an owner's liability is generally limited to contributions made to the LLC. An LLC owner is referred to as a Member. The Company has five Members. All are involved in the Company's operations. The LLC has appointed one Member to act as the Managing Member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organization

The Company has an agreement with National Financial Services, LLC to act as the clearing organization for the Company. The clearing organization clears all security transactions.

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

The loan payable to the clearing organization bears interest at approximately the Federal funds rate plus 1% (resulting in a rate of 1.25% at December 31, 2009), and is secured by securities owned. There is no formal due date associated with this agreement.

Furniture and Equipment

Furniture and equipment is stated at cost and is depreciated using straight-line methods over estimated useful lives of three to seven years.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis.

Fair Value Measurements

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of securities owned and securities sold, not yet purchased, was determined using Level 2 observable market inputs, within the fair market hierarchy, consisting of quoted values of similar securities.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Subsequent Event

The Company has evaluated additional subsequent events through the date these financial statements were available to be issued, which was on February 12, 2010.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at December 31, 2009, are composed of:

Corporate debt securities	$ 5,781,123
Municipal debt securities	3,030,319
	$ 8,811,442

Two issuers of municipal debt securities (issuing many different debt securities series) represent a total of 29% of the total municipal debt balance. No other corporate or municipal debt issuer is over 10% of the balance.

Securities sold, not yet purchased are entirely composed of corporate debt securities.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by investing in a diversified pool of issuers.

The Company's counterparty risk is minimized by trading primarily with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company pays guaranteed payments to all of its Members. Four of the Members receive their guaranteed payments based on trading profits, net of various expenses, each month. One of the Members received $57,654 per year and may receive a quarterly bonus at the discretion of the Managing Member. In addition to the guaranteed payments calculated based on the net trading profits, the Managing Member and the Principal Municipal Trader (another Member) receive a salary of $100,000 and $25,000 per year, respectively. All payments are increased to cover FICA and Medicare taxes.

Note 5. Leases

The Company leases its office space under an operating lease that expires in January 2013. The following is a schedule of minimum lease payments required under non-cancelable operating leases for the years ending December 31:

2010	$	53,014
2011		54,675
2012		56,336
2013		4,706
	$	168,731

Note 6. Subsequent Event

On January 19, 2010, the Company made distributions to its Members in a total of $554,876. The Company expects to make additional distributions in April 2010, but the amount is undetermined. Also, during January 2010, the Company established a policy to retain more of its earnings during 2010 until the Members' equity reaches $5,000,000.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $100,000, whichever is greater. At December 31, 2009, the required minimum net capital was $100,000. At December 31, 2009, the Company had computed net capital of $3,890,998, which was in excess of the required net capital level by $3,790,988. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

SUPPLEMENTARY INFORMATION

RAINIER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

COMPUTATION OF NET CAPITAL

Members' equity		$ 4,600,058
Deductions		
Furniture and equipment	$ (9,308)	
Other assets	(35,767)	(45,075)
Haircuts on security positions		
Municipal debt securities		(159,714)
Corporate debt securities		(501,081)
Other securities		(3,200)
Net capital		3,890,988
Minimum net capital		100,000
Excess net capital		$ 3,790,988

COMPUTATION OF AGGREGATE INDEBTEDNESS

Guaranteed payments and bonuses payable	$ 516,331
401(k) contribution payable	142,200
Other amounts payable to clearing organization	29,168
Accrued expenses and other liabilities	274,518
Total aggregate indebtedness	$ 962,217

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (10% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	25%
Ratio of aggregate indebtedness to net capital	.25 to 1

Rainier Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

RAINIER SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2009

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 3,890,988

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Rainier Securities, LLC
Bellevue, Washington

In planning and performing our audit of the financial statements of Rainier Securities, LLC ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 12, 2010

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

C O N T E N T S

RAINIER SECURITIES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Rainier Securities, LLC
Bellevue, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Rainier Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. We compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 12, 2010

RAINIER SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
For the Period from April 1, 2009, to December 31, 2009

Total assessment (April 1, 2009 to December 31, 2009)		$ 35,312
Payments		
Prior to April 1, 2009	$ 150	
July 28, 2009	16,124	16,274
Amount due with SIPC-7T		$ 19,038